EXHIBIT 21

                    SUBSIDIARIES OF DARDEN RESTAURANTS, INC.


As of May 26, 2002, we had three "significant subsidiaries", as defined in Regulation S-X, Rule 1-02(w), identified as follows:

          GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones.

          GMRI Florida, Inc., a Florida corporation, owning a 99% limited partnership interest in GMRI Texas, L.P.

          GMRI Texas, L.P., a Texas limited partnership, doing business as Red Lobster, Olive Garden and Bahama Breeze.

We also had other direct and indirect subsidiaries as of May 26, 2002. None of these subsidiaries would constitute a "significant subsidiary" as defined in Regulation S-X, Rule 1-02(w).